C. Edward Chaplin

Chief Financial Officer

MBIA Inc.

1 Manhattanville Road, Suite 301, Purchase, NY 10577

Tel. (914) 765-3925

Chuck.Chaplin@mbia.com

www.mbia.com

July 23, 2015

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W., Stop 4-5

Washington, D.C. 20549

Re:	MBIA Inc.

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed March 2, 2015

Form 10-Q for the Quarterly Period Ended March 31, 2015

Filed May 11, 2015

File No. 1-09583

Dear Mr. Rosenberg:

MBIA Inc. (“MBIA”, the “Company”, or “we”) is pleased to respond to your letter dated July 10, 2015, setting forth a comment from the Staff of the Division of Corporation Finance (the “Staff”) to our Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015. For your convenience, we have reproduced the Staff’s comment followed by our response.

Form 10-Q for the Quarterly Period Ended March 31, 2015

Notes to Consolidated Financial Statements

Note 7: Investments

Impaired Investments, page 40

SEC Comment:

1.	Please refer to the table on page 41 that presents the fair value and gross unrealized loss by credit rating category of ABS, MBS and corporate obligations included in the Company’s consolidated AFS investment portfolio as of March 31, 2015 for which fair value was less than amortized cost. The “Not Rated” column shows an unrealized loss of $100 million related to $10 million in fair value of corporate obligations. These obligations appear to have been in a loss position for more than 12 months. Please provide us the following by security for these obligations as of March 31, 2015:

•	Cost;

•	Fair value;

•	Unrealized loss;

•	The reporting period when it first became impaired; and

•	An analysis demonstrating to us why the unrealized loss does not include credit losses for which OTTI should have been recorded.

MBIA Response:

With regard to our disclosure referenced in your comment, as of March 31, 2015, the unrealized loss of $100 million and the fair value of $10 million were related to one corporate obligation (the “Security”). The following table presents information requested for the Security as of March 31, 2015:

$ In millions
Amortized Cost	Fair Value	Unrealized Loss	Period When Security was First Impaired
$ 110	$ 10	$ (100)	Quarterly Period Ended September 30, 2014

Prior to the third quarter of 2013, MBIA, through a financial guarantee insurance subsidiary, insured a debt obligation (the “Original Debt Obligation”) issued by the same issuer of the Security. In the third quarter of 2013, MBIA paid claims of $166 million under its insurance policy on the Original Debt Obligation and received the Security, in consideration for its payment of such claims as part of loss remediation negotiations with the issuer. At the time MBIA acquired the Security, the principal amount of the Security was $188 million and the fair value was determined to be $122 million based on external market pricing data at such time. Under financial guarantee insurance accounting, the Company recognized a loss for the difference between the paid claims under its insurance policy and the fair value of the Security received, and recorded the Security as an investment with a cost basis equal to the fair value at acquisition ($122 million). Subsequent to recording the Security at its fair value at acquisition, in the third quarter of 2014, the Company recorded $14 million as the credit-related portion of an other-than-temporary impairment (“OTTI”) loss on the Security and recorded subsequent credit-related OTTI losses, including in the second quarter of 2015.

In accordance with ASC 320, “Investments – Debt and Equity Securities”, the Company assesses impaired securities for OTTI. Specifically, within ASC 320, the Company considers all information relevant to the Security when estimating the present value of cash flows expected to be collected and determining whether a credit loss exists. In order to estimate the amounts it expects to recover from the Security, MBIA uses a discounted cash flow model that employs three probability-weighted cash flow scenarios which reflect the credit risk of the issuer, discounted using a risk-free interest rate. In connection with the rights provided under its insurance policy, the Company receives non-public monthly financial data and other information from the issuer, including any restructuring discussions for the Security, which it uses in its probability-weighted scenarios to estimate the present value of expected cash flows for purposes of determining the credit component of OTTI losses. The Company’s scenarios also consider that the Security is subordinate to certain first-lien debt, and owners of the Security will receive excess cash flows once the first-lien debt is fully repaid. The three probability-weighted expected cash flow scenarios are as follows:

•	Scenario 1 (Weighting of 10%) - This scenario takes into consideration a short-term restructuring of the Security that is assumed to take place in the third quarter of 2016. This scenario uses December 31, 2014 outstanding debt levels and the expected recoveries were calculated by valuing the issuer using its estimated EBITDA projections, then subtracting the repayment of the first-lien debt.

•	Scenario 2 (Weighting of 30%) - This scenario takes into consideration a medium-term restructuring of the Security that is assumed to take place in the third quarter of 2018. This scenario uses March 31, 2017 outstanding debt levels and the expected recoveries were calculated by valuing the issuer using its estimated EBITDA projections, then subtracting the repayment of the first-lien debt.

•	Scenario 3 (Weighting of 60%) - This scenario assumes the Security receives principal cash payments from 2027 through 2036 (10 years after the maturity date) after the repayment of the first-lien debt. This amount includes a 1% increase in principal each year due to a payment-in-kind feature while the capital structure remains in default as a result of insufficient cash flows to make contractual debt service payments.

As of March 31, 2015, based on these three scenarios, the Company’s undiscounted probability-weighted expected cash flows totaled $147 million and the net present value of these cash flows was $111 million. Therefore, the net present value of the probability-weighted cash flows supported the Company’s amortized cost of $110 million as of March 31, 2015.

The Company believes that the non-credit portion of the unrealized loss recorded on the Security is related to the limited access market participants have to information concerning the issuer of the Security, particularly in light of the jurisdiction in which the issuer operates. The Company evaluates the reasonableness of the fair value estimate it receives from its third-party pricing service and believes that its fair value estimate is reasonable based on information available to market participants. Also, the Company has the ability and intent to hold the Security for a period of time sufficient for a full recovery of its amortized cost.

****

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its SEC filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking action with respect to such filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope you find our response helpful in your review of our filings on Form 10-K and Form 10-Q. Please feel free to contact me at 914-765-3925 with any comments or questions you may have with respect to our response.

Very truly yours,

/s/ C. Edward Chaplin
C. Edward Chaplin

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